UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                               Rent-A-Center Inc.
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    76009N100
                                 (CUSIP Number)

                               December 31, 2008
             (Date of Event which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                |X| Rule 13d-1(b)
                                | | Rule 13d-1(c)
                                | | Rule 13d-1(d)

CUSIP No. 76009N100
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON   Hotchkis and Wiley Capital Management, LLC
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON           95-4871957

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)|_|
           Joint filing                                                   (b)| |

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION                         Delaware

--------------------------------------------------------------------------------

      NUMBER OF         5        SOLE VOTING POWER                     3,331,975
        SHARES
     BENEFICIALLY     ----------------------------------------------------------
       OWNED BY         6        SHARED VOTING POWER                           0
        EACH
      REPORTING       ----------------------------------------------------------
       PERSON           7        SOLE DISPOSITIVE POWER                4,476,375
        WITH
                      ----------------------------------------------------------
                        8        SHARED DISPOSITIVE POWER                      0

--------------------------------------------------------------------------------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,476,375 shares (Ownership disclaimed pursuant to Section 13d-4 of the 1934 Act)
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             ___

--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                6.7%
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON                                           IA

--------------------------------------------------------------------------------


CUSIP No. 76009N100
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON   Hotchkis and Wiley Mid-Cap Value Fund
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON           95-4607961

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)|_|
           Joint filing                                                   (b)| |

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION                         Delaware

--------------------------------------------------------------------------------

      NUMBER OF         5        SOLE VOTING POWER                     2,170,100
        SHARES
     BENEFICIALLY     ----------------------------------------------------------
       OWNED BY         6        SHARED VOTING POWER                           0
        EACH
      REPORTING       ----------------------------------------------------------
       PERSON           7        SOLE DISPOSITIVE POWER                2,170,100
        WITH
                      ----------------------------------------------------------
                        8        SHARED DISPOSITIVE POWER                      0

--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,170,100 shares
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             ___

--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                3.3%
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON                                           IV

--------------------------------------------------------------------------------



Item 1(a).        Name of Issuer:

                  Rent-A-Center, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  5501 Headquarters Drive
                  Plano, TX 75024

Item 2(a).        Name of Person Filing:

                  (a) Hotchkis and Wiley Capital Management, LLC
                  (b) Hotchkis and Wiley Mid-Cap Value Fund

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  (a) 725 S. Figueroa Street 39th Fl, Los Angeles, CA 90017
                  (b) 725 S. Figueroa Street 39th Fl, Los Angeles, CA 90017

Item 2(c).        Citizenship

                  (a) Delaware
                  (b) Delaware

Item 2(d).        Title of Class of Securities:

                  Common Shares

Item 2(e).        CUSIP Number:

                  76009N100

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

         (a)/ /   Broker or dealer registered under Section 15 of the
                  Exchange Act.
         (b)/ /   Bank as defined in Section 3(a)(6) of the Exchange Act.
         (c)/ /   Insurance company as defined in Section 3(a)(19) of the
                  Exchange Act.
         (d)/X/   Investment company registered under Section 8 of the
                  Investment Company Act. (as to 2(a)(b) above)
         (e)/X/   An investment adviser in accordance with Rule 13d-1(b)(1)(ii)
                  (E).  (as to 2(a)(a) above)
         (f)/ /   An employee benefit plan or endowment fund in accordance with
                  Rule 13d-1(b)(1)(ii)(F).
         (g)/ /   A parent holding company or control person in accordance
                  with Rule 13d-1(b)(ii)(G).
         (h)/ /   A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act.
         (i)/ /   A church plan that is excluded from the definition of an
                  investment company under Section 3(c)(14) of the Investment
                  Company Act.
         (j)/ /   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4(a).  Amount beneficially owned:

            (a) 4,476,375 (Ownership disclaimed pursuant to Section 13d-4 of the 1934 Act) (includes ownership reported in 4 (a)(b) below)
            (b)  2,170,100

Item 4(b).  Percent of class:

            (a)  6.7% (includes ownership reported in 4 (b)(b)below)
            (b)  3.3%

Item 4(c).  Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote:
                  (a) 3,331,975 (includes ownership reported in 4(c)(i)(b)
                      below)
                  (b) 2,170,100
            (ii)  Shared power to vote or to direct the vote:
                  (a) 0
                  (b) 0
            (iii) Sole power to dispose or to direct the disposition of:
                  (a) 4,476,375 (includes ownership reported in 4(c)(iii)(b)
                      below)
                  (b) 2,170,100
            (iii) Shared power to dispose or to direct the disposition of:
                  (a) 0
                  (b) 0

Item 5.     Ownership of Five Percent or Less of a Class.

            (a) If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]
            (b) If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            The securities as to which this Schedule is filed by HWCM, in its capacity as investment adviser, are owned of record by clients of HWCM. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than five percent of this class of securities.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

            Not Applicable

Item 8.     Identification and Classification of Members of the Group.

            Not Applicable

Item 9.     Notice of Dissolution of Group.

            Not Applicable

Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:			February 11, 2009

Signature:		/s/ Tina H. Kodama

Name/Title:		Tina H. Kodama
			Chief Compliance Officer


EXHIBIT A

The undersigned investment company hereby acknowledges and agrees that a report on Schedule 13G filed by Hotchkis and Wiley Capital Management, LLC on or about the date hereof, relating to the common stock of Rent-A-Center, Inc. is filed on behalf of the undersigned.

Dated:  February 11, 2009

                                         Hotchkis and Wiley Mid-Cap Value Fund

                                         By:   /s/ Tina H. Kodama

                                         Tina H. Kodama
                                         Chief Compliance Officer